September 26, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James Allegretto

Chris Chase

Robyn Manuel

Mara Ransom

Tony Watson

Re:	CDW Corporation

Registration Statement on Form S-4

File No. 333-175597

Ladies and Gentlemen:

Reference is made to the registration statement of CDW LLC and CDW Finance Corporation (collectively, the “Issuers”), CDW Corporation, CDW Technologies, Inc., CDW Direct, LLC, CDW Government LLC and CDW Logistics, Inc. (collectively with the Issuers, the “Registrants”) on Form S-4 (File No. 333-175597), as amended (the “Registration Statement”), registering the Issuers’ offers to exchange (i) up to $500,000,000 aggregate principal amount of 8.0% Senior Secured Notes due 2018, Series B (together with the guarantees thereof, the “Senior Secured Exchange Notes”), of the Issuers, for a like aggregate principal amount of outstanding 8.0% Senior Secured Notes due 2018 (together with the guarantees thereof, the “Outstanding Senior Secured Notes”), of the Issuers and (ii) up to $1,175,000,000 aggregate principal amount of 8.5% Senior Notes due 2019, Series B (together with the guarantees thereof, the “Senior Exchange Notes” and together with the Senior Secured Exchange Notes, the “Exchange Notes”), of the Issuers, for a like aggregate principal amount of outstanding 8.5% Senior Notes due 2019 (together with the guarantees thereof, the “Outstanding Senior Notes” and, together with the Outstanding Senior Secured Notes, the “Outstanding Notes”) of the Issuers.

Securities and Exchange Commission

September 26, 2011

Please be advised that the Registrants are registering the exchange offers in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offers and, to the best of the Registrants’ information and belief, each person participating in the exchange offers will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offers. In this regard, the Registrants will make each person participating in the exchange offers, by means of the exchange offers prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes to be acquired in the exchange offers, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offers with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offers aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offers, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offers so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the applicable exchange offer.

Securities and Exchange Commission

September 26, 2011

If you have any further questions or comments or require any further information in respect of the Registration Statement, please do not hesitate to contact James S. Rowe of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2191.

Sincerely,

CDW Corporation

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Senior Vice President, General Counsel and Corporate Secretary

CDW LLC

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Senior Vice President, General Counsel and Corporate Secretary

CDW Finance Corporation

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Senior Vice President, General Counsel and Corporate Secretary

CDW Technologies, Inc.

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Secretary

CDW Direct, LLC

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Secretary

Securities and Exchange Commission

September 26, 2011

CDW Government LLC

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Secretary

CDW Logistics, Inc.

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Secretary

cc:	James S. Rowe, Esq.

Kirkland & Ellis LLP